

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Thomas Hennessy
Chief Executive Officer
two
195 US HWY 50, Suite 208
Zephyr Cove, NV 89448

> **Re: two**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2023**
> **File No. 001-40292**

Dear Thomas Hennessy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Joshua N. Englard, Esq.